January 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	FoxWayne Enterprises Acquisition Corp.
Registration Statement on Form S-1
Filed December 9, 2020, as amended
File No. 333-251203

Dear Ms. Timmons-Pierce:

On January 12, 2021, the undersigned, as the representative of the several underwriters, joined in the request of FoxWayne Enterprises Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Thursday, January 14, 2021, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

Very truly yours,

KINGSWOOD CAPITAL MARKETS,
DIVISION OF BENCHMARK INVESTMENTS, INC.

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal